ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 14, 2010	April 30, 2010 to April 30, 2011	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Lehman Brothers Institutional Liquidity Fund

is changed to: Neuberger Berman Alternative Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 29, 2010	April 30, 2010 to April 30, 2011	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Neuberger Berman Global Allocation Fund,

a series of Neuberger Berman Alternative Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

EXHIBIT D -
(Amount of a Single Insured Bond which each Fund would have provided, had it not been named as an Insured under the Joint Bond)

Neuberger Berman Advisers Management Trust	$1,500,000
Neuberger Berman Equity Funds	$2,500,000
Neuberger Berman Income Funds	$1,700,000
Neuberger Berman Intermediate Municipal Fund Inc.	$ 750,000
Neuberger Berman California Intermediate Municipal Fund Inc.	$ 525,000
Neuberger Berman New York Intermediate Municipal Fund Inc.	$ 525,000
Neuberger Berman Income Opportunity Fund Inc.	$ 525,000
Neuberger Berman Real Estate Securities Income Fund Inc.	$ 750,000
Neuberger Berman High Yield Strategies Fund	$ 600,000
Neuberger Berman Alternative Funds	$ 50,000
Neuberger Berman Dividend Advantage Fund	$ 50,000